Mail Stop 4720

January 29, 2010

Larry A. Frakes
President and Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
KYI – 9002
George Town, Grand Cayman
Cayman Islands

>   **Re:**   **United America Indemnity, Ltd.**
>   **Form 10-K for the year ended 12/31/2008**
>   **Filed March 10, 2009**
>   **Response filed January 22, 2010**
>   **File No. 000-50511**

Dear Mr. Frakes:

      We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Salary, page 150

1. Your response to our prior comment 5 includes the same factors disclosed in your initial filing. Please provide an enumerated list of the specific factors considered by the compensation committee and explain how the committee used those factors in determining base salary adjustments for the named executive officers.

Annual Cash Bonus Incentives, page 150

2. We note your confirmation that you will provide draft disclosure for your next proxy statement before mailing your 2010 Proxy Statement on Schedule 14A. Please note that we will not be in a position to clear our review of this filing, and our prior comment 6 will remain outstanding, until we have the opportunity to review such draft disclosure.

3. In addition to the disclosure requested in our prior comment 6, please provide separate draft disclosure, as requested by our prior comment 7, of the specific factors that were considered in deciding to award cash bonuses only to Mr. McGeehan and Mr. Reynolds and not to the remaining named executive officers. Further, please confirm that in the future, to the extent that not all named executive officers receive bonuses, you will provide similar disclosure.

Long-Term Incentives, page 150

4. We note your response to our prior comment 8 included a number of substitutions you propose to make to your disclosures in future filings. Please provide draft disclosure as you expect it to appear in your next filing, and in your draft disclosure please quantify, where possible, the targets such as, "return on equity targets." that are set for each named executive officer.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Simone Bono
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
       New York, NY 10017
       Fax: (212) 455-2502